January 18, 2005

Dynamic Announces Activity Update for 2004-Q4

DYNAMIC OIL & GAS, INC. is pleased to provide an update of its 2004-Q4 operations in southwestern Saskatchewan, northeastern British Columbia and central Alberta.

During 2004-Q4, we drilled or participated in drilling 20 wells – a corporate quarterly record. Of these, seven were exploratory and 13 were development wells. Details relating to these drilling activities by field and province and their impact on our daily production rates are reported below.

Bailey, S. W. Saskatchewan: During 2004-Q4, we drilled 12 follow-up wells to our new-pool heavy oil discovery first announced on November 10, 2004. Of the 13 wells, two were unsuccessful and 11 were cased as oil wells. By the end of 2004-Q4, five of the cased wells were equipped with single-well batteries and producing at daily rates ranging from 113 to 208 barrels per day (bbls/d). At year-end, production from the five wells was approximately 761 bbls/d gross, which contributed 675 bbls/d to Dynamic’s 2004 exit rate.

In 2005-Q1, we expect to install single-well batteries on two more of the cased wells and drill 10 to 15 new wells. We plan to use the drilling results to design and construct a battery and gathering system to service the entire Bailey field. Once the facilities are completed and tied-in by oil pipeline, we estimate 450 bbls/d will be added to our production during 2005-Q2.

Sandgren and Flaxcombe, S.W. Saskatchewan: During 2004-Q4, we drilled two exploration wells – one each at Sandgren and Flaxcombe. The Flaxcombe well targeted crude oil and was unsuccessful, while the Sandgren well targeted natural gas and was successful in the Viking formation. A third-party pipeline and gathering facility is available nearby. The well is expected to add approximately half a million cubic feet per day (mmcf/d) gross or 65 barrels of oil equivalent per day (boe/d) net to our production in 2005-Q1.

On December 13, 2004, we announced the purchase of additional interests in the Bailey, Sandgren and Flaxcombe areas from one of our two partners. The purchase increased our after-payout working interest in these properties to 75%.

Cypress/Chowade, N.E. British Columbia: During 2004-Q4, we participated in drilling two development wells that targeted multi-zone, Triassic-age natural gas potential. Both wells were completed in existing gas pools, although testing is not yet complete in the second well. Tie-in of these wells, anticipated for 2004-Q4, was delayed to 2005-Q1. The wells, in aggregate, are expected to produce at a rate of approximately 2.5 mmcf/d gross and contribute 1.2 mmcf/d net (200 boe/d) to our daily production.

Land holdings at Cypress/Chowade total approximately 71 gross sections (45,269 gross acres or 15,844 net to Dynamic). Our seismic database contains in excess of 400 kms (250 mi) of 2-D data. To date, our seismic interpretation has identified multiple potential exploration and development locations which are being reviewed with partners.

While the acreage is yet largely unexplored, earlier plans to construct a gas plant have been shelved due to lower-than-expected well performance and expanded access to third-party processing capacity.

Dynamic Oil & Gas, Inc. Suite 230 - 10991 Shellbridge Way, Richmond, British Columbia V6X 3C6
Tel: 604/214-0550   Toll free: 1-800/663-8072   Fax: 604/214-0551   E-mail: infodynamic@dynamicoil.com   Website: www.dynamicoil.com

Orion, N.E. British Columbia: During 2004-Q4, we drilled two exploration test wells at Orion. One well was unsuccessful (Dynamic 50%) and the other well (Dynamic 100%) was cased in the Jean Marie formation pending further evaluation.

We have total land holdings in the area of approximately 104 sections (66,405 gross acres or 46,642 net to Dynamic). Approximately 59% of our acreage is owned jointly by Dynamic (50%) and a large independent oil and gas company. We own the remaining acreage 100%.

Two additional wellsites targeting Bluesky potential have been constructed. However, further drilling operations are pending budget approval.

St. Albert, Central Alberta: During 2004-Q4, we drilled two development wells, one targeting crude oil in the Wabamun (D2) and Leduc (D3) formations and the other targeting natural gas in the Belly River formation. Most of our projects at St. Albert are optimization ones, focusing on production efficiencies. These projects, such as the upgrading of our water-handling facilities scheduled for 2005-Q1, are designed to slow production-rate decreases from the field’s naturally-declining reservoir pressures.

Daily Production Rates
On November 15, 2004, we announced an average annual production target for fiscal 2004 of 3,100 boe/d. While actual production data for December 2004 is not yet available, we estimate that our average annual production target was achieved.

We also estimated our exit target rate to be 3,700 boe/d, subject to drilling results and tie-ins at Bailey, Cypress and St. Albert. All planned drilling activities in 2004-Q4 were accomplished with an 80% success rate, however, certain tie-ins were delayed into 2005-Q1. Therefore, our exit rate for fiscal 2004 is estimated to be 3,400 boe/d, comprised of natural gas (59%), heavy oil (21%), natural gas liquids (16%), and light-to-medium crude (4%).

Daily production rate guidance for fiscal 2005, including estimated production adds and declines, will be provided in February in concert with the announcement of our reserves and annual budget.

Dynamic Oil & Gas, Inc. is a Canadian-based energy company engaged in the production and exploration of western Canada's natural gas and oil reserves. We own working interests in producing and early-stage exploration properties located in central Alberta, southwestern Saskatchewan, and northeastern and southwestern British Columbia.

Dynamic's common shares trade on The Toronto Stock Exchange under the symbol "DOL" and on the NASDAQ under the symbol "DYOLF".

On Behalf of the Board of Directors

Wayne J. Babcock

“THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY ABOUT SUSTAINABLE PRODUCTION RATES, SUCCESSES OF FUTURE DRILLING, TIMING OF TIE-INS, AND CONSTRUCTION OF FACILITIES. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES AND INCLUDE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 19, 2004 AND AS AMENDED ON MAY 20, 2004.”

Dynamic Oil & Gas, Inc. Suite 230 - 10991 Shellbridge Way, Richmond, British Columbia V6X 3C6
Tel: 604/214-0550   Toll free: 1-800/663-8072   Fax: 604/214-0551   E-mail: infodynamic@dynamicoil.com   Website: www.dynamicoil.com